File Pursuant to Rule 424(b)(5)
                                                     Registration Nos. 333-53299
                                                                    333-53299-01
                                                                    333-53299-02
                                                                    333-53299-03


            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 30, 1998

                                  $160,000,000

                              (ALABAMA POWER LOGO)

                Series G 5 3/8% Senior Notes due October 1, 2008
                             ---------------------

Alabama Power Company will pay interest on the Series G Senior Notes on April 1 and October 1 of each year. Alabama Power Company will make the first interest payment on April 1, 1999. The Series G Senior Notes are redeemable at the option of Alabama Power Company. The redemption price shall be determined by using the formula set forth in this Prospectus Supplement. See "Description of the Series
                    G Senior Notes -- Optional Redemption."

    Alabama Power Company has its principal office at 600 North 18th Street,
              Birmingham, Alabama 35291, telephone (205) 257-1000.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
  PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL AND
      COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                      UNDERWRITING
                                                         PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                                        PUBLIC(1)      COMMISSIONS      COMPANY
                                                       ------------   -------------   ------------
Per Series G Senior Note.............................    99.713%         .65%           99.063%
Total................................................  $159,540,800    $1,040,000     $158,500,800

(1) Plus accrued interest, if any, from the date of original issuance.

     Delivery of the Series G Senior Notes in book-entry form only will be made through The Depository Trust Company on or about October 15, 1998, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                                 CHASE SECURITIES INC.

                  Prospectus Supplement dated October 7, 1998.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
THE COMPANY.................................................   S-3
CAPITALIZATION..............................................   S-3
RECENT RESULTS OF OPERATIONS................................   S-3
DESCRIPTION OF THE SERIES G SENIOR NOTES....................   S-4
UNDERWRITING................................................   S-8
                            PROSPECTUS
AVAILABLE INFORMATION.......................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     2
SELECTED INFORMATION........................................     3
ALABAMA POWER COMPANY.......................................     4
THE TRUSTS..................................................     5
ACCOUNTING TREATMENT........................................     5
USE OF PROCEEDS.............................................     5
RECENT RESULTS OF OPERATIONS................................     5
DESCRIPTION OF THE SENIOR NOTES.............................     6
DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES................     9
DESCRIPTION OF THE PREFERRED SECURITIES.....................    14
DESCRIPTION OF THE GUARANTEES...............................    15
RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE JUNIOR
  SUBORDINATED NOTES AND THE GUARANTEES.....................    17
PLAN OF DISTRIBUTION........................................    19
LEGAL MATTERS...............................................    19
EXPERTS.....................................................    19

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company.

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1998, and as adjusted to reflect the transactions described in note (1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                                    AS OF JUNE 30, 1998
                                                              -------------------------------
                                                                ACTUAL       AS ADJUSTED(1)
                                                              ----------   ------------------
                                                              (THOUSANDS, EXCEPT PERCENTAGES)
Common Stock Equity.........................................  $2,758,372   $2,758,372    42.8%
Cumulative Preferred Stock..................................     255,512      367,512     5.7
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes........................................     297,000      297,000     4.6
Senior Notes................................................     583,800    1,168,800    18.2
Other Long-Term Debt........................................   2,145,630    1,848,022    28.7
                                                              ----------   ----------   -----
          Total, excluding amounts due within one year......  $6,040,314   $6,439,706   100.0%
                                                              ==========   ==========   =====

---------------

(1) Reflects (i) the issuance in August 1998 of $225,000,000 aggregate principal amount of Series D 6.50% Senior Insured Quarterly Notes due September 30, 2018; (ii) the issuance in August 1998 of 8,000,000 shares ($200,000,000 aggregate stated capital) of Class A Preferred Stock; (iii) the issuance in September 1998 of $100,000,000 aggregate principal amount of Series E 6.25% Senior Notes due September 30, 2010; (iv) the issuance in September 1998 of $100,000,000 aggregate principal amount of Series F 6.375% Senior Insured Quarterly Notes due September 30, 2018; (v) the redemption in September 1998 of the outstanding $198,000,000 aggregate principal amount of First Mortgage Bonds, 8 1/2% Series due May 1, 2022; (vi) the proposed redemption in October 1998 of the outstanding $99,608,000 aggregate principal amount of First Mortgage Bonds, 8.30% Series due July 1, 2022; (vii) the proposed redemption in October 1998 of the outstanding 1,520,000 shares ($38,000,000 aggregate stated capital) of 6.80% Preferred Stock; (viii) the proposed redemption in November 1998 of 2,000,000 shares ($50,000,000 aggregate stated value) of 6.40% Class A Preferred Stock; and (ix) the issuance of the Series G Senior Notes.

                          RECENT RESULTS OF OPERATIONS

     For the twelve months ended June 30, 1998, "Operating Revenues," "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $3,296,473,000, $723,400,000 and $415,786,000, respectively. In the opinion of the management of the Company, the above amounts for the twelve months ended June 30, 1998 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended June 30, 1998 were 3.19 and 3.03, respectively.

                    DESCRIPTION OF THE SERIES G SENIOR NOTES

     Set forth below is a description of the specific terms of the Series G Senior Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series G Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series G Senior Notes will be limited in aggregate principal amount to $160,000,000.

     The entire principal amount of the Series G Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on October 1, 2008. The Series G Senior Notes are not subject to any sinking fund provision.

INTEREST

     Each Series G Senior Note shall bear interest at the rate of 5 3/8% per annum (the "Securities Rate") from the date of original issuance, payable semi-annually in arrears on April 1 and October 1 of each year (each, an "Interest Payment Date") to the person in whose name such Series G Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is April 1, 1999. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series G Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

RANKING

     The Series G Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series G Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $2,236,000,000 outstanding at June 30, 1998. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

OPTIONAL REDEMPTION

     The Series G Senior Notes will be redeemable by the Company in whole or in part at any time upon not less than 30 nor more than 60 days' notice, at redemption prices (each, a "Redemption Price") equal to the greater of (i) 100% of the principal amount of the Series G Senior Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Series G Senior Notes being redeemed discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield plus 12.5 basis points, plus, for (i) and (ii) above, whichever is applicable, accrued interest on the Series G Senior Notes to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series G Senior Notes to be
                                       S-4
redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Series G Senior Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day in New York City preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "H.15(519)" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, the Reference Treasury Dealer Quotation for such redemption date.

     "Independent Investment Banker" means an independent investment banking institution of national standing appointed by the Company and reasonably acceptable to the Senior Note Indenture Trustee.

     "Reference Treasury Dealer" means a primary US Government securities dealer in New York City appointed by the Company and reasonably acceptable to the Senior Note Indenture Trustee.

     "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Senior Note Indenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Senior Note Indenture Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day in New York City preceding such redemption date).

     If notice of redemption is given as aforesaid, the Series G Senior Notes so to be redeemed shall, on the date of redemption, become due and payable at the applicable Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the applicable Redemption Price and accrued interest) such Series G Senior Notes shall cease to bear interest. If any Series G Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the date of redemption at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series G Senior Notes by tender, in the open market or by private agreement.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series G Senior Notes. The Series G Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series G Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series G Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the "Commission").

     Purchases of Series G Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series G Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series G Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series G Senior Notes. Transfers of ownership interests in the Series G Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series G Senior Notes, except in the event that use of the book-entry system for the Series G Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Series G Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series G Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series G Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series G Senior Notes in accordance with its procedures.

     Although voting with respect to the Series G Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series G Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series G Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series G Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series G Senior Note will not be entitled to receive physical delivery of Series G Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series G Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series G Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Series G Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series G Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series G Senior Notes. In that event, certificates for the Series G Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                  UNDERWRITING

     Subject to the terms and conditions of the Purchase Contract dated October 7, 1998 (the "Purchase Contract"), the Company has agreed to sell to Credit Suisse First Boston Corporation and Chase Securities Inc. (the "Underwriters"), and each of the Underwriters have severally agreed to purchase from the Company, the principal amount of the Series G Senior Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT OF
                                                                   SERIES G
                            NAME                                 SENIOR NOTES
                            ----                              -------------------
Credit Suisse First Boston Corporation......................     $ 80,000,000
Chase Securities Inc. ......................................       80,000,000
                                                                 ------------
          Total.............................................     $160,000,000

     Under the terms and conditions of the Purchase Contract, the Underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the Series G Senior Notes offered hereby if any of the Series G Senior Notes are purchased.

     The Company estimates that its expenses associated with the offer and sale of the Series G Senior Notes will be $265,000.

     The Company has been advised by the Underwriters that they propose to offer the Series G Senior Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .4% of the principal amount per Series G Senior Note and the Underwriters and such dealers may allow a discount of .25% of such principal amount on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

     The Company has agreed, during the period of 15 days from the date of the Purchase Contract, not to issue or sell directly or indirectly any senior note (except for the Series G Senior Notes issued pursuant to the Purchase Contract) or any other long-term debt of the Company having terms and provisions substantially similar to the Series G Senior Notes, without the prior written consent of the Underwriters.

     The Series G Senior Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Series G Senior Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series G Senior Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the 1934 Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Series G Senior Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Series G Senior Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Series G Senior Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     It is expected that delivery of the Series G Senior Notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this Prospectus Supplement, which is the fifth Business Day following the date hereof. Under Rule 15c6-1 of the Commission under the 1934 Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series G Senior Notes on the date hereof or the next succeeding Business Day will be required, by virtue of the fact that the Series G Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

     The Underwriters engage in transactions with, and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business.